May 5, 2006
Mr. Jim B. Rosenberg
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Mail Stop 6010
Washington, D.C. 20002
Re: McKesson Corporation
Form 10-K for the year ended March 31, 2005
File Number: 1-13252
Dear Mr. Rosenberg:
     On behalf of McKesson Corporation (the “Company”), we are responding to the additional questions from the staff (the “Staff”) of the Securities and Exchange Commission from your letter dated April 5, 2006. We have recited the Staff’s question in bold type below, and have followed each question with the Company’s response.
1.	Tell us, if:
•	Your vendors ever ship directly to your customers;

•	Your customers ever order directly from your vendors; or

•	Your customers ever order directly from your vendors and your vendor’s ship directly to your customers.
If yes for any of the bullets above, tell us your accounting treatment and provide us your accounting analysis of EITF 99-19 that supports your accounting for each bullet.

For the year ended March 31, 2005, approximately $1.2 billion of revenues (or 1.5% of total revenues) are associated with vendors shipping product directly to our customers. Of this amount, approximately $0.5 billion pertains to customers ordering directly from our vendors. These customer orders primarily pertain either to (i) products that either require special handling (such as blood-type and injectible products) where, due to the nature of the product, direct delivery is the best method of ensuring appropriate handling and timeliness of customer receipt or (ii) products that we normally deliver but which were out-of-stock at the time of the order and the customer is requesting immediate delivery.

Our EITF 99-19 accounting analyses, which supports our treatment for reporting these revenues on a gross basis, is included in the attached exhibit. Due to their similarities, we have combined our analyses for revenues where our customer orders through us or where our customer orders directly from the vendor, and where the product is shipped directly from the vendor to our customer. Where necessary, we have added additional comments to the EITF 99-19 analyses to differentiate the response for a customer ordering through us or where our customer orders directly from the vendor.

While the physical movement of the product is different from that for our direct store deliveries’ revenues or our sales to customers’ warehouses, substantially all other aspects of the transaction are the same. We have separate contractual agreements and relationships with our vendors and our customers. There are no sales or purchase agreements between our customers and our vendors for these transactions. For vendors who provide, or customers who may require, products that by their nature are not conducive to the shipping, handling and storage in our warehousing process, those vendor and customer contracts with us allow for direct shipment for those limited categories of items, the majority of which are ordered through us. We remain the primary obligor to our customers for direct shipped items, including determining sales price, assuming all credit risk and responsibility for resolving disputes. The nature of our vendor agreements also reflects that we are the principal in direct ship transactions. For example, the purchase price for those products is determined under the terms of our separate agreements with our vendors, and our contracts specify that we assume all credit risk.
As a result, we believe that we are the principal in these transactions, and that our existing statement of operations presentation, in which we report revenues and cost of sales on a gross basis, is in compliance with EITF 99-19. This conclusion reflects the facts that we are the primary party obligated in the transaction, have latitude in establishing prices, and assume the risk of loss for collection from customers.
2.	We believe that your disclosure should be expanded for sales that are reported gross. For all sales reported gross under EITF 99-19 whether or not they are of the type in the preceding comment, provide us proposed disclosure that indicates the factors that support you being the primary obligor on those sales.

In response to the Staff’s comments, below are disclosures which will appear in our 2006 Form 10-K:

Included in our Pharmaceutical Solutions segment’s revenues are large volume sales of pharmaceuticals to a limited number of large self-warehousing customers whereby we order bulk product from the manufacturer, receive and process the product through our central distribution facility and subsequently deliver the bulk product (generally in the same form as received from the manufacturer) directly to our customer’s warehouses. Sales to customer warehouses amounted to $25.5 billion in 2006, $23.7 billion in 2005, and $21.4 billion in 2004. We have significantly lower gross profit margin on these sales as we pass much of the efficiencies of this low cost-to-serve model on to the customer. These sales do, however, contribute to our gross profit dollars in that the volume allows us to earn incremental product sourcing profit. In addition, we also record revenues associated with direct store deliveries from the manufacturer to our customer for a limited category of products that require special handling, where we are the primary obligor.

We evaluate the criteria of Emerging Issues Task Force (“EITF”) Issue No. 99-19, “Reporting Revenue Gross as a Principal Versus Net as an Agent,” in determining whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions for our revenues. Based on the gross versus net reporting indicators specified in EITF 99-19, our revenues are recorded gross when we are the primary party obligated in the transaction, take title to and possession of the inventory, are subject to inventory risk, have latitude in establishing prices, assume the risk of loss for collection from customers as well as delivery or return of the product, are responsible for fulfillment and other customer service requirements, or the transactions have several but not all of the these indicators.
3.	Please file your March 10, 2006 letter electronically on EDGAR under the form type label CORRESP.
     As requested, we have electronically filed our March 10, 2006 letter on EDGAR under the form type label CORRESP.

     We trust the foregoing questions sufficiently address the issues you raised in our conversations. If you have any further comments or questions, please do not hesitate to contact either Nigel Rees, Corporate Controller, at (415) 983-9390, or me at (415) 983-8882. Thank you for your continued cooperation.
Sincerely,
/s/ Jeffrey C. Campbell
Jeffrey C. Campbell
Executive Vice President, Chief Financial Officer and
      Principal Financial Officer

Exhibit

Indicators of Gross Revenue Reporting — Revenues Associated with Direct Deliveries from the Vendors to our Customers	Gross Rev. Criteria Met

The company is the primary obligor in the arrangement.

We are the primary obligor in the arrangement and our customers look to us as the principal in the transaction. We maintain separate contracts with our customers and with our vendors that encompass these transactions. Furthermore, we are responsible for reconciling the accuracy of the shipments as to the type and quantities of product ordered and received by the customer and we are responsible for resolving any differences. The manufacturer is responsible for the efficacy of the product.
Yes

The company has general inventory risk (before customer order is placed or upon customer return).

We do not have inventory risk before the product is ordered by a customer.

We do have inventory risk for those products that the customer may return to us (that is, back-end inventory risk). This risk pertains to those products that were shipped directly from the vendor because at the time of shipment, we did not have sufficient quantities on hand of the required product. We do not accept returns for those products that the vendor ships directly due to their nature (e.g., blood-type and injectible products); however, we are responsible for reconciling amounts returned to the vendor.
No
The company has latitude in establishing price. We establish the price with our customers. Additionally, we have separate contracts with our vendors.	Yes
The company changes the product or performs part of the service. We do not change the product.	No

The company has discretion in vendor selection.

Due to the nature of the industry, branded pharmaceutical products are unique and are under patent protection. As a result, we do not have discretion in branded manufacturer selection. Our customers order specific vendor products from us. For certain generic products, we have some latitude in determining the manufacturer.
No
The company is involved in the determination of product or service specifications. We do not determine the specifications of the products ordered by our customers.	No
The company has physical loss inventory risk (after customer order or during shipping). We do not assume the risk of physical loss of inventory.	No

The company has credit risk.

We assume all credit risk. The sales arrangement is between us and the customer. We perform credit reviews on all customers and assess credit worthiness, credit limits and acceptable credit terms. We can reject customers based on unacceptable risk and we bear responsibility for any uncollected amounts from customers.

For customers that order directly from the vendor, the vendor must verify with us with respect to the customer’s credit worthiness and credit limits prior to the shipment of the product.
Yes

Indicators of Net Revenue Reporting	Net Rev. Criteria Met

The vendor (not the company) is the primary obligor in the arrangement.

Manufacturers are responsible only for the efficacy of the product, for supplying product to meet overall estimated demand and for shipping the product. We are responsible for ensuring the shipped product meets customer requirements, proper invoicing, cash collection and application, and processing customer returns, if any.
No

The amount the company earns is fixed.

Gross margin earned on the sale of product is not fixed. Our margin varies both from amounts received from the vendors as well as from our customers and is determined by the terms of separate agreements with our vendors and our customers. These revenues are also included in the calculation of our vendor volume rebates.
No

The vendor (and not the company) has credit risk.

We assume all credit risk. The sales arrangement is between us and the customer. We perform credit reviews on all customers and assess credit worthiness, credit limits and acceptable credit terms. We can reject customers based on unacceptable risk and we bear responsibility for any uncollected amounts from customers.

For customers that order directly from the vendor, the vendor must verify with us with respect to the customer’s credit worthiness and credit limits prior to the shipment of the product.
No